

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 28, 2015

<u>Via facsimile 702-407-6366</u>
Eric Hession
Chief Financial Officer
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re:     Caesars Entertainment Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 11, 2015**
> **File No. 1-10410**

Dear Mr. Hession:

    We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jaime G. John

                        Jaime G. John
                        Branch Chief
                        Office of Real Estate
                        & Commodities